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                               LATHAM & WATKINS

                              September 26, 1997

Andrew A. Gerber
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                Re: Choice Hotels International, Inc.
                    Registration Statements on Form 10
                    File No. 011-11915
                    Request for Withdrawal
                    -----------------------------------

Dear Mr. Gerber:

        Pursuant the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we hereby request, on behalf of Choice Hotels International, Inc. (the "Company") the withdrawal of the Registration Statement on Form 10 (File No. 011-11915) (the "Form 10") of Choice Hotels Franchising, Inc. ("Franchising"), which was inadvertently filed with the Commission on September 10, 1997, under the Company's CIK code. Franchising re-filed the Form 10 under the correct CIK code on September 19, 1997.


                                           Very truly yours,

                                           /s/ John G. Holland
                                           -------------------------------
                                            John G. Holland
                                            of LATHAM & WATKINS